MVC Acquisition Corp.
c/o MVC Capital, Inc.
287 Bowman Avenue
Purchase, New York 10577
April 28, 2009
VIA EDGAR AND FEDERAL EXPRESS

Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549
Re: Registration Statement on Form S-1 (333-147764) of MVC Acquisition Corp.
     Ladies and Gentlemen:
     MVC Acquisition Corp. (“MVC”) hereby requests withdrawal of the Registration Statement on Form S-1 (333-147764) (the “Registration Statement”) filed by MVC on December 3, 2007 (as amended on January 23, 2008, March 20, 2008 and April 18, 2008) with the Securities and Exchange Commission.
     In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, MVC confirms that no securities of MVC were sold pursuant to the Registration Statement. Effectiveness of the Registration Statement has not been granted. The grounds on which MVC makes this application are that there is no longer a present intention to offer or sell the securities under the Registration Statement.
     Please contact the undersigned (tel. 914-701-0310) or our counsel, Carey S. Roberts of Covington & Burling LLP (tel. 212-841-1034), should you have any questions regarding the foregoing.

Very truly yours, MVC ACQUISITION CORP.
By:	/s/ Peter Seidenberg
	Name:	Peter Seidenberg
	Title:	Chief Financial Officer